Registration No. ______________

As filed with the Securities and Exchange Commission on January 22, 2026
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

REDHILL BIOPHARMA LTD.
(Exact name of registrant as specified in its charter)

Israel (State or other jurisdiction of incorporation or organization)	Not Applicable (I.R.S. Employer Identification No.)

21 Ha'arba'a Street
Tel Aviv 6473921,
Israel
(Address of Principal Executive Offices) (Zip Code)

Redhill Biopharma Ltd. Amended and Restated Award Plan (2010)
(Full title of the plan)

RedHill Biopharma Inc.
8311 Brier Creek Parkway, Suite 105-161
Raleigh, NC  27617
(984) 444-7010
 (Name and address of agent for service)
(Telephone number, including area code, of agent for service)

Copy to:
Perry Wildes, Adv.
Goldfarb Gross Seligman & Co.
One Azrieli Center
Tel Aviv 6701101, Israel

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Non-Accelerated Filer ☒ (Do not check if a smaller reporting company)	Accelerated Filer ☐ Smaller reporting company ☐

STATEMENT PURSUANT TO GENERAL INSTRUCTION E

OF FORM S-8

EXPLANATORY NOTE

This Registration Statement on Form S-8 (this “Registration Statement”) registers an additional 4,000,000,000 ordinary shares, par value NIS 0.01 per share, deposited as American Depositary Shares represented by American Depositary Receipts, of Redhill Biopharma Ltd. (the “Company”), which may be issued under the Redhill Biopharma Ltd. Amended and Restated Award Plan (the “Plan”).

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

ITEM 1.          PLAN INFORMATION.*

ITEM 2.          REGISTRANT INFORMATION AND EMPLOYEE PLAN ANNUAL INFORMATION. *
 ___________________

* Information required by Part I to be contained in the Section 10(a) prospectus is omitted from this registration statement in accordance with Rule 428 under the Securities Act of 1933, as amended, or the Securities Act, and the Introductory Note to Part I of Form S-8.

 PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.          INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed with or furnished to the Securities and Exchange Commission (the “Commission”) by RedHill Biopharma Ltd., a company organized under the laws of Israel (the “Company” or the “Registrant”), are incorporated herein by reference and made a part hereof:

(a)	the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Commission on April 10, 2025;

(b)
the Company’s reports on Form 6-K furnished to the Commission on  January 21, 2025, February 3, 2025, February 4, 2025, February 25, 2025, February 27, 2025, March 12, 2025, March 18, 2025, March 26, 2025, April 1, 2025, April 8, 2025, April 16, 2025, April 17, 2025, April 28, 2025, May 2, 2025, May 5, 2025, May 13, 2025, May 19, 2025, May 27, 2025, June 25, 2025, July 1, 2025, July 21, 2025, August  14, 2025, August 18, 2025 (not including second paragraph of press release), August 20, 2025,  September 29, 2025, October 6, 2025, October 20, 2025, October 21, 2025, October 22, 2025,  November 4, 2025, November 26, 2025, December 1, 2025, December 15, 2025, December 23, 2025, December 31, 2025, January 5, 2026 (other than the fifth paragraph of press release) and January 22, 2026 and Form 6-K/A furnished to the SEC on September 5, 2025 (in each case only to the extent provided in such Form 6-K); and

(c)
the description of the Company’s ordinary shares, par value NIS 0.01 per share, included in Item 10B of the Registration Statement on Form 20-F filed with the Commission on December 26, 2012, including any subsequent amendment or any report filed for purposes of updating such description.

All documents or reports subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to the extent designated therein, certain reports on Form 6-K, furnished by the Company, after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities offered hereby then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents or reports. Any statement in a document or report incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document or report which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4.          DESCRIPTION OF SECURITIES

Not applicable.

ITEM 5.          INTERESTS OF NAMED EXPERTS AND COUNSEL

Not applicable.

ITEM 6.          INDEMNIFICATION OF DIRECTORS AND OFFICERS

Exemption, Insurance, and Indemnification of Directors and Officers

Exemption of Officers and Directors

Under the Israeli Companies Law, 1999, or the Israeli Companies Law, a company may not exempt an officer or director from liability with respect to a breach of his duty of loyalty but may exempt in advance an officer or director from liability to the company, in whole or in part, with respect to a breach of his duty of care, except in connection with a prohibited distribution made by the company, if so provided in its articles of association. Our articles of association provide for this exemption from liability for our directors and officers.

Directors’ and Officers’ Insurance

The Israeli Companies Law and our articles of association provide that, subject to the provisions of the Israeli Companies Law, we may obtain insurance for our directors and officers for any liability stemming from any act performed by an officer or director in his capacity as an officer or director, as the case may be with respect to any of the following:

•	a breach of such officer’s or director’s duty of care to us or to another person;
•
a breach of such officer’s or director’s duty of loyalty to us, provided that such officer or director acted in good faith and had reasonable cause to assume that his act would not prejudice our interests;

•	a financial liability imposed upon such officer or director in favor of another person;
•
financial liability imposed on the officer or director for payment to persons or entities harmed as a result of violations in administrative proceedings as described in Section 52(54)(a)(1)(a) of the Israeli Securities Law (“Party Harmed by the Breach”);

•	expenses incurred by such officer or director in connection with an administrative proceeding conducted in this matter, including reasonable litigation expenses, including legal fees; or
•	a breach of any duty or any other obligation, to the extent insurance may be permitted by law.

Pursuant to the Compensation Policy for directors and officers (the “Compensation Plan”), we may obtain a directors’ and officers’ liability insurance policy, which would apply to our or our subsidiaries’ directors and officers, as they may be, from time to time, subject to the following terms and conditions: (a) the total insurance coverage under the insurance policy may not exceed $100 million; and (b) the purchase of such policy must be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that such policy reflects the current market conditions and that it does  not materially affect the Company’s profitability, assets or liabilities. In addition, pursuant to our Compensation Policy, should we sell our operations (in whole or in part) or in case of a merger, spin-off or any other significant business combination involving us or part or all of our assets, we   may obtain a director’s and officers’ liability insurance policy (run-off) for our directors and officers in office with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term may not exceed seven years; (b) the coverage amount may not exceed $100 million; and (c) the purchase of such policy must be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that such policy reflects the current market conditions and it does not materially affect the Company’s profitability, assets or liabilities. The Compensation Policy is in effect for three years from the 2025 annual general meeting.

Pursuant to the foregoing approvals, we carry directors’ and officers’ liability insurance. This insurance is renewed on an annual basis.

Indemnification of Officers and Directors

The Israeli Companies Law provides that a company may indemnify an officer or director for payments or expenses associated with acts performed in his capacity as an officer or director of the company, provided the company’s articles of association include the following provisions with respect to indemnification:

•
a provision authorizing the company to indemnify an officer or director for future events with respect to a monetary liability imposed on him in favor of another person pursuant to a judgment (including a judgment given in a settlement or an arbitrator’s award approved by the court), so long as such indemnification is limited to types of events which, in the board of directors’ opinion, are foreseeable at the time of granting the indemnity undertaking given the company’s actual business, and in such amount or standard as the board of directors deems reasonable under the circumstances. Such undertaking must specify the events that, in the board of directors’ opinion, are foreseeable in view of the company’s actual business at the time of the undertaking and the amount or the standards that the board of directors deemed reasonable at the time;

•
a provision authorizing the company to indemnify an officer or director for future events with respect to reasonable litigation expenses, including counsel fees, incurred by an officer or director in which he is ordered to pay by a court, in proceedings that the company institutes against him or instituted on behalf of the company or by another person, or in a criminal charge of which he was acquitted, or a criminal charge in which he was convicted of a criminal offense that does not require proof of criminal intent;

•
a provision authorizing the company to indemnify an officer or director for future events with respect to reasonable litigation fees, including attorney’s fees, incurred by an officer or director due to an investigation or proceeding filed against him by an authority that is authorized to conduct such investigation or proceeding, and that resulted without filing an indictment against him and without imposing on him financial obligation in lieu of a criminal proceeding, or that resulted without filing an indictment against him but with imposing on him a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent or in connection with a monetary sanction;

•	a provision authorizing the company to indemnify an officer or director for future events with respect to a Party Harmed by the Breach;
•
a provision authorizing the company to indemnify an officer or director for future events with respect to expenses incurred by such officer or director in connection with an administrative proceeding, including reasonable litigation expenses, including legal fees; and

•	a provision authorizing the company to indemnify an officer or director retroactively.

Limitations on Insurance, Exemption and Indemnification

The Israeli Companies Law and our articles of association provide that a company may not exempt or indemnify a director or an officer nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

•
a breach by the officer or director of his duty of loyalty, except for insurance and indemnification where the officer or director acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the officer or director of his duty of care if the breach was done intentionally or recklessly, except if the breach was solely as a result of negligence;
•	any act or omission done with the intent to derive an illegal personal benefit; or
•	any fine, civil fine, monetary sanctions, or forfeit imposed on the officer or director.

In addition, under the Israeli Companies Law, exemption of, indemnification of, and procurement of insurance coverage for, our directors and officers must be approved by our audit committee and board of directors and, in specified circumstances, by our shareholders.

Letters of Indemnification

We may provide a commitment to indemnify in advance any director or officer of ours in the course of such person’s position as our director or officer, all subject to the letter of indemnification, as approved by our shareholders from time to time and in accordance with our articles of association. We may provide retroactive indemnification to any officer to the extent allowed by the Israeli Companies Law. As approved by our shareholders on May 13, 2022, the amount of the advance indemnity is limited to the higher of 25% of our then shareholders’ equity, per our most recent annual financial statements, or $10 million.

As part of the indemnification letters, we exempted our directors and officers, in advance, to the extent permitted by law, from any liability for any damage incurred by them, either directly or indirectly, due to the breach of an officer’s or director’s duty of care vis-à-vis us, within his acts in his capacity as an officer or director. The letter provides that so long as not permitted by law, we do not exempt an officer or director in advance from his liability to us for a breach of the duty of care upon distribution, to the extent applicable to the officer or director, if any. The letter also exempts an officer or director from any liability for any damage incurred by him, either directly or indirectly, due to the breach of the officer or director’s duty of care vis-à-vis us, by his acts in his capacity as an officer or director prior to the letter of exemption and indemnification becoming effective.

ITEM 7.          EXEMPTION FROM REGISTRATION CLAIMED

Not applicable.

ITEM 8.          EXHIBITS.

See Exhibit Index following the signature page.

ITEM 9.          UNDERTAKINGS

(a)	The undersigned Registrant hereby undertakes:

	(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

		(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement;

(2)
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
the undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
INSOFAR as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, State of Israel, on this 22nd day of January 2026.

REDHILL BIOPHARMA LTD. By: /s/ Dror Ben-Asher Dror Ben-Asher Chief Executive Officer By: /s/ Razi Ingber Razi Ingber Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Dror Ben-Asher and Razi Ingber his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement and any and all future amendments (including post-effective amendments) to the registration statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/ Dror Ben-Asher	Chief Executive Officer and Chairman of the Board of Directors	January 22, 2025
Dror Ben-Asher

/s/ Razi Ingber	Chief Financial Officer	January 22, 2025
Razi Ingber

/s/ Ofer Tsimchi	Director	January 22, 2025
Ofer Tsimchi

/s/ Dr. Kenneth Reed	Director	January 22, 2025
Dr. Kenneth Reed

/s/ Rick D. Scruggs	Director and Chief Commercial Officer	January 22, 2025
Rick D. Scruggs

/s/ Shmuel Cabilly	Director	January 22, 2025
Dr. Shmuel Cabilly

/s/ Roni Mamluk	Director	January 22, 2025
Dr. Roni Mamluk

REDHILL BIOPHARMA INC. Authorized U.S. Representative By: /s/ Razi Ingber Name: Razi Ingber Title: Chief Financial Officer Date: January 22, 2025

EXHIBIT INDEX

Exhibit Number	Description
4.1*	Articles of Association of the Company, as amended (unofficial English translation).
4.2
Form of Deposit Agreement among the Registrant, the Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued hereunder (incorporated by reference as Exhibit 1 to the Registration Statement on Form F-6 filed by The Bank of New York Mellon with the Securities and Exchange Commission on December 6, 2012).

4.3
RedHill Biopharma Ltd. Amended and Restated Award Plan (2010) (incorporated by reference as Exhibit 4.10 to Annual Report on Form 20-F submitted to the Securities and Exchange Commission on April 28, 2023).

5.1*	Opinion of Goldfarb Gross Seligman & Co.
23.1*	Consent of Goldfarb Gross Seligman & Co. (included in Exhibit 5.1).
23.2*	Consent of Kesselman & Kesselman.
24.1*	Power of Attorney (included on signature page).
107*	Filing Fee Table
* Filed herewith.